Exhibit 23.5

Consent of Independent Auditor

We consent to the use in this Registration Statement on Form S-1 of our report dated March 6, 2026, relating to the combined carve-out financial statements of certain land, improvements, and surface rights businesses of Abyss, Inc. Cactus Energy, Inc., Owl Exploration, LLC, Shallow Valley Lands LLC, and Mark T. Dehlinger (collectively referred to as Shallow Valley Ranch), which comprise the combined carve-out balance sheets as of December 31, 2025 and 2024, and the related combined carve-out statements of income, changes in net investment, and cash flows for the years then ended, and the related notes to the financial statements, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Midland, Texas
April 16, 2026